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                             June 26, 2024

       Ke Chen
       Chief Executive Officer
       WF International Ltd.
       No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road Chengdu, Sichuan, China, 610041

                                                        Re: WF International
Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 25, 2024
                                                            File No. 333-275382

       Dear Ke Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed June 25,
2024

       Recent Developments, page 14

   1. You disclose that you expect your revenues for the fiscal year ended September 30, 2024 to remain consistent
with the fiscal year ended September 30, 2023. Please address the following:
                                                            In light of your
65% decrease in revenues for the six months ended March 31, 2024, please tell us
your basis for this expectation. Your response should address, but not be limited to,
actual activities subsequent to March 31, 2024 and status of the $24.1 million in
contracted by not yet performed sales as of March 31, 2024. Reference is made to Item
10(b)(1) of Regulation S-K.
                                                            Please tell us how
you determined it was unnecessary to disclose an expectation of net income (loss)
and earnings (loss) per share for the fiscal year ended September
                                                             30, 2024.
Reference is made to Item 10(b)(2) of Regulation S-K.
 Ke Chen
WF International Ltd.
June 26, 2024
Page 2
             Please tell us how you determined your disclosure provides investors with an understanding of the basis for and limitations of your projection. Reference is made to Item 10(b)(3) of Regulation S-K.
2. You disclose that your revenues for the six months ended March 31, 2024 decreased by approximately 65% as compared to revenues for the six months ended March
31,
      2023. Please tell us what consideration you gave to balancing this revenue disclosure with a discussion of your expenses and/or net income for the six months ended March 31,
      2024.
General

3.    We note the addition of the recent developments section beginning on page
14. Please
      update the disclosure in the risk factor, MD&A and business sections to specifically address these recent developments, including the risks and uncertainties to the company related to the decline in the sales of new residential properties in China in 2023 and significant decrease in revenues for the six months ended March 31, 2024, material trends, and the diversification of your business and focus on industrial projects.
       Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameKe Chen
                                                            Division of
Corporation Finance
Comapany NameWF International Ltd.
                                                            Office of Real
Estate & Construction
June 26, 2024 Page 2
cc:       Richard I. Anslow
FirstName LastName